Exhibit 99.1

Compugen to Receive Milestone Payment Triggered by Dosing of First Patient
in the Second Phase 3 Trial Evaluating Rilvegostomig

•	Phase 3 trial evaluating rilvegostomig as monotherapy and in combination with AstraZeneca and Daiichi Sankyo’s datopotamab deruxtecan in first-line nonsquamous non-small cell lung cancer

•	Broadening the assessment of rilvegostomig reinforces Compugen’s partnering strategy to expand opportunities for its pipeline

•	Compugen to receive $5 million milestone payment from AstraZeneca

HOLON, ISRAEL, May 30, 2024 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced it is entitled to receive a milestone payment from AstraZeneca (LSE/STO/Nasdaq: AZN) triggered by the dosing of the first patient in a Phase 3 trial evaluating rilvegostomig, AstraZeneca’s PD-1/TIGIT bispecific antibody. The TIGIT component of rilvegostomig is derived from Compugen’s clinical-stage anti-TIGIT antibody, COM902. Both rilvegostomig and COM902 are designed to have reduced Fc effector function.

The trial, called TROPION-Lung10, is evaluating the efficacy and safety of rilvegostomig as monotherapy and in combination with datopotamab deruxtecan (Dato-DXd), AstraZeneca and Daiichi Sankyo’s (TSE: 4568) TROP2-directed antibody drug conjugate versus pembrolizumab as first-line treatment for patients with locally advanced or metastatic non-squamous non-small cell lung cancer with high PD-L1 expression (TC ≥ 50%) and without actionable genomic alterations. The trial is sponsored by AstraZeneca in collaboration with Daiichi Sankyo and is expected to enrol approximately 675 patients in more than 14 countries. Further details about TROPION-Lung10 are available on ClinicalTrials.gov, identifier: NCT06357533.

“We are very excited to see the advancement of rilvegostomig into its second Phase 3 trial by AstraZeneca in collaboration with Daiichi Sankyo, two global leaders in oncology,” said Anat Cohen-Dayag, Ph.D., President, and Chief Executive Officer of Compugen. “TROPION-Lung10 follows the start of the ARTEMIDE-Biliary01 Phase 3 trial evaluating rilvegostomig in biliary tract cancer, for which we received a $10 million milestone payment. Now, after dosing the first patient in this lung cancer trial, we are eligible to receive a $5 million milestone payment from AstraZeneca. Broadening the assessment of rilvegostomig reinforces our partnering strategy to expand opportunities for our pipeline and brings us closer to realizing potential future milestone payments and royalties.”

The ARTEMIDE-Biliary01 Phase 3 trial is evaluating the efficacy and tolerability of rilvegostomig compared to placebo in combination with investigator’s choice of chemotherapy in patients with biliary tract cancer after surgical resection with curative intent. Further details about the ARTEMIDE-Biliary01 trial are available on ClinicalTrials.gov, identifier: NCT06109779.

About the Compugen-AstraZeneca license agreement
In 2018, Compugen and AstraZeneca entered into an agreement by which Compugen provided an exclusive license to AstraZeneca to use Compugen’s monospecific antibodies that bind to TIGIT, including COM902, for the development of bispecific and multispecific antibody products, excluding such bispecific and multispecific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT. AstraZeneca is responsible for all research, development, and commercial activities. AstraZeneca has the right to create multiple products under this license. Compugen has received $35.5 million in upfront and milestone payments to date and is eligible to receive an additional $5 million milestone payment as described in this press release. Compugen is eligible to receive up to an aggregate milestone amount of $200 million in development and regulatory milestones for the first and second indications for the first product and commercial milestones for the first product, as well as tiered royalties on future product sales. If additional bi- or multi-specific products are developed based on Compugen’s monospecific antibodies that bind to TIGIT, additional milestones and royalties would be due to Compugen.

Rilvegostomig (previously AZD2936) is a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902. Rilvegostomig is in Phase 3 development by AstraZeneca through this license agreement. Both rilvegostomig and COM902 are designed to have reduced Fc effector function to avoid depletion of CD8+ T cells.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Rilvegostomig, a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, is in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, of which the most advanced program, COM503, in IND enabling studies is licensed to Gilead. COM503 is a potential first-in-class, high affinity antibody which blocks the interaction between IL-18 binding protein and IL-18, thereby freeing natural IL-18 in the tumor microenvironment to inhibit cancer growth. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to our expectation to receive the milestone payment from AstraZeneca and statements regarding the progress of the rilvegostomig clinical program. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value; and the general market, political and economic conditions in the countries in which Compugen operates, including Israel; and the effect of the evolving nature of the recent war in Gaza between Israel and Hamas. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071